UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
Date: for the month of July 2025
Commission File Number: 001-41912
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Ferrovial SE
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Gustav Mahlerplein 61-63
Symphony Towers, 14th Floor
1082 MS Amsterdam
The Netherlands
Tel: +31 20798 37 02
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
EXPLANATORY NOTE
On July 29, 2025, Ferrovial SE (the “Company”) released information regarding its financial results and results of operations for the six months ended June 30, 2025. A copy of the Company's Management's Discussion and
Analysis of Financial Condition and Results of Operations (Management Report), the unaudited interim condensed consolidated financial statements of the Company as of and for the six months ended June 30, 2025, the related presentation materials and the related press release are furnished as Exhibits 99.1, 99.2 and 99.3, respectively.
Attached as exhibits to this current report on Form 6-K are:
(1) Ferrovial’s Management's Discussion and Analysis of Financial Condition and Results of Operations
(Management Report) and the unaudited interim condensed consolidated financial statements of the Company as of and for the six months ended June 30, 2025
(2) Results presentation for the six months ended June 30, 2025
(3) Press Release dated July 29, 2025
EXHIBIT INDEX

Exhibit No.	Description
99.1
Ferrovial’s Management's Discussion and Analysis of Financial Condition and Results of Operations
(Management Report) and the unaudited interim condensed consolidated financial statements of the Company as of and for the six months ended June 30, 2025

99.2	Results presentation for the six months ended June 30, 2025
99.3	Press Release dated July 29, 2025
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Ferrovial SE
Date: July 29, 2025
                                                                              By: /s/ Ernesto López Mozo_______________
                                                Ernesto López Mozo
                                                        Chief Financial Officer